Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-218209

November 28, 2017

News Release

IQVIA Announces Pricing of Secondary Public Offering

DANBURY, Conn., & RESEARCH TRIANGLE PARK, N.C., November 28, 2017 — IQVIA Holdings Inc. (“IQVIA”) (NYSE: IQV) announced today the pricing of an underwritten, secondary public offering of 10,000,000 shares of its common stock by certain of its existing stockholders, including affiliates of TPG Global, LLC, CPP Investment Board Private Holdings, Inc., investment funds associated with Bain Capital Investors, LLC, and Leonard Green & Partners, L.P. (the “Selling Stockholders”). IQVIA intends to repurchase from the underwriter 2,500,000 shares (the “Repurchase”). The Repurchase will be completed outside IQVIA’s existing share repurchase program, under which IQVIA has approximately $195 million of remaining availability.

IQVIA is not offering any stock in this transaction and will not receive any proceeds from the sale of the shares by the Selling Stockholders in the offering. IQVIA’s per-share purchase price for the repurchased shares will be the same as the per-share purchase price payable by the underwriter to the Selling Stockholders. IQVIA expects to fund the Repurchase with cash on hand and borrowings from its revolving credit facility. The Repurchase is subject to completion of the offering and the satisfaction of other customary conditions.

Morgan Stanley is acting as the sole underwriter for the offering. The shares will be offered from time to time in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at prices prevailing at the time of sale, at prices related to prevailing prices or at negotiated prices.

The offering, including the Repurchase, is expected to close on November 30, 2017, subject to customary closing conditions.

An automatic shelf registration statement (including a prospectus) relating to the offering of common stock was filed with the Securities and Exchange Commission (“SEC”) on May 24, 2017 and became effective upon filing. Before you invest, you should read the registration statement, prospectus, prospectus supplement and other documents IQVIA has made available with the SEC for information about IQVIA and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus and accompanying prospectus supplement may be obtained from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About IQVIA

IQVIA (NYSE:IQV) is a leading global provider of information, innovative technology solutions and contract research services focused on using data and science to help healthcare clients find better solutions for their patients. Formed through the merger of IMS Health and Quintiles, IQVIA offers a broad range of solutions that harness advances in healthcare information, technology, analytics and human ingenuity to drive healthcare forward. IQVIA enables companies to rethink approaches to clinical development and commercialization, innovate with confidence as well as accelerate meaningful healthcare outcomes. IQVIA has approximately 55,000 employees in more than 100 countries, all committed to making the potential of human data science a reality. IQVIA’s approach to human data science is powered by the IQVIA CORE™, driving unique actionable insights at the intersection of big data, transformative technology and analytics with extensive domain expertise. IQVIA’s insights and execution capabilities help biotech, medical device, and pharmaceutical companies, medical researchers, government agencies, payers and other healthcare stakeholders tap into a deeper understanding of diseases, human behaviors and scientific advances, in an effort to advance their path toward cures.

IQVIA Holdings Inc.

Investor Relations:

Andrew Markwick, 973-257-7144

andrew.markwick@iqvia.com

or

Media Relations:

Tor Constantino, 484-567-6732

tor.constantino@iqvia.com

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